
75
YEARS
Franklin Electric
MOVING WATER. MOVING FUEL.
MOVING FORWARD.


MOVING WATER. MOVING FUEL.
MOVING FORWARD.

2019 Shareholders Meeting

Franklin Electric

Gregg Sengstack, Chairman and CEO | May 2019

Franklin Electric

SAFE HARBOR STATEMENT:

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. Any forward-looking statements contained herein, including those relating to market conditions or the Company's financial results, costs, expenses or expense reductions, profit margins, inventory levels, foreign currency translation rates, liquidity expectations, business goals and sales growth, involve risks and uncertainties, including but not limited to, risks and uncertainties with respect to general economic and currency conditions, various conditions specific to the Company's business and industry, weather conditions, new housing starts, market demand, competitive factors, changes in distribution channels, supply constraints, effect of price increases, raw material costs, technology factors, integration of acquisitions, litigation, government and regulatory actions, the Company's accounting policies, future trends, and other risks which are detailed in the Company's Securities and Exchange Commission filings, included in Item 1A of Part I of the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 2018, Exhibit 99.1 attached thereto and in Item 1A of Part II of the Company's Quarterly Reports on Form 10-Q. These risks and uncertainties may cause actual results to differ materially from those indicated by the forward-looking statements. All forward-looking statements made herein are based on information currently available, and the Company assumes no obligation to update any forward-looking statements.



Franklin Electric

First Quarter 2019 Results

(Amounts in millions except share data)

Sales



$300.0
$275.0
$250.0
$295.6
$290.7
Q1 2018
Q1 2019

E.P.S.

(before restructuring)



$0.50
$0.40
$0.30
$0.20
$0.10
$-
$0.45
$0.21
Q1 2018
Q1 2019

Operating Cash Flow



$-
$(5.0)
$(10.0)
$(15.0)
$(20.0)
$(25.0)
$(30.0)
$(27.2)
$(2.9)
Q1 2018
Q1 2019

Weather driven earning decline. Substantial improvement in cash flow.
Maintaining full year 2019 guidance of $2.37 to $2.47

STRATEGIC FOCUS:

To grow as a global provider of water and fuel systems, through geographic expansion and product line extensions, leveraging our global platform and competency in system design.

Franklin Electric

Franklin Electric

Strategic Focus

Residential, Agricultural, Commercial Water Systems

$6.0 B Global Market Potential[1]



- Strong Brand Franchise
- #1 or #2 in Addressable Markets
- Growing Global Footprint
- Fragmented Customer Base
- Fragmented Supply Base

Complete Fueling Systems

$1.2 B Global Market Potential[1]

- Mission Critical Products and Systems
- Applications with High Cost of Downtime
- Contractors Value Technical Support
- Deep Understanding of Applications



[1] Current Franklin management estimates

Franklin Electric



Franklin Electric – Revenue Sources

WATER SYSTEMS $800M (60%)	FUELING SYSTEMS $285M (20%)	DISTRIBUTION $270M (20%)


GROUNDWATER
60%
GREYWATER
15%
LARGE DEWATERING
15%
CONDENSATE
5%
BUILDING SERVICES
5%


FUELING SYSTEMS


WATER WELL
WASTEWATER
ACCESSORIES
DRILLING SUPPLIES
COMMERCIAL & INDUSTRIAL
IRRIGATION
TREATMENT

Franklin Electric

Global Footprint



Locations with 50+ employees

Image Source: NASA's Earth Observatory



Sales in Developing Regions

Constant Currency


10% growth per year (CAGR)
($ in millions)
$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$218
$246
$286
$335
$356
$413
$459
$481
$500
$533
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

Headwater Companies

- Extend our position in groundwater
- Move closer to contractor
- Optimize supply chain
- Opportunities to move into adjacencies:
  - Filtration
  - Treatment
  - Irrigation
  - Commercial


MILAN
SUPPLY COMPANY

Franklin Electric

Product Line Extensions

Water Systems



Fueling Systems



Franklin Electric



Innovations in Water Systems

INLINE DELTA
PRESSURE BOOSTER

High-Rise Buildings & Light Industrial Applications

Quiet modular design with built-in proprietary protection features.


INLINE DELTA

High Efficiency
PERMANENT MAGNET MOTORS

4 & 6 inch encapsulated submersible motors with lower operating costs.



Variable Frequency Drives
with Bluetooth-Enabled Mobile Apps

Residential/Commercial HVAC, Cooling Tower, & Pumping Applications


Q-LINK

High Efficiency
SUBMERSIBLE PUMPS

Patent-pending design configurations exceed U.S. Dept of Energy regulations



Franklin Electric



Innovations in Fueling Systems

EVO 200/400

FUEL MANAGEMENT

2018 Sales of $4 Million

2019 Sales of $2 Million YTD

EVO™ SERIES


EVO SERIES
Franklin Fueling Systems

FFS PRO Verify

Installation Quality Assurance

Cloud service that provides remote installation quality and safety assurance.

FFS PRO FACTORY VERIFIED


Loves

Corrosion Control

In-tank & In-Sump Corrosion Control

Mitigates corrosion and protects sites from its potentially costly effects.

CORROSION CONTROL SYSTEM


Wawa


Franklin Electric

Organic Sales Growth(a)


20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
7.8%
11.7%
8.6%
2014
-7.2%
2.1%
-5.2%
2015
5.1%
5.2%
5.1%
2016
2.5%
8.2%
3.8%
2017
8.1%
15.0%
9.8%
2018
Water
Fueling
Consolidated

(a) Organic sales growth for FE Water and Fueling Systems segments only. Excludes acquisitions for one year and impact of Foreign Currency translation.



Sales & EPS


Consolidated Sales
$1,400
$1,200
$1,000
$800
$600
$400
$200
$-
($ in millions)
$1,048
$925
$950
$1,125
$1,298
2014
2015
2016
2017
2018


EPS (before restructuring)
$2.50
$2.00
$1.50
$1.00
$0.50
$-
$1.65
$1.54
$1.64
$1.92
$2.26
2014
2015
2016
2017*
2018

*2017: EPS (Before Restructuring and the US Tax law changes)



Cash Flow



$120
$100
$80
$60
$40
$20
$-
($ in millions)
$70
$12
$73
$76
$79
$82
$78
$34
$106
$107
2014
2015
2016
2017
2018
Net Income
FCF (Cash Flow from Operations less net Capital Expenditures)

Franklin Electric



ROIC & Dividends

ROIC[a]


16.5%
16.0%
15.5%
15.0%
14.5%
14.0%
13.5%
13.0%
12.5%
12.0%
14.5%
13.5%
16.0%
14.7%
15.0%
2014
2015
2016
2017
2018

Dividends ($ per Share)


$0.50
$0.45
$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$-
13% growth per year (CAGR)
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

[a]ROIC = Operating Income before restructuring charges divided by Net Debt plus Equity


MOVING WATER. MOVING FUEL.
MOVING FORWARD.

2019 Shareholders Meeting

Franklin Electric

Gregg Sengstack, Chairman and CEO | May 2019